August 6, 2010

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Christopher Owings

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 3, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2010
File No. 000-19848

Dear Mr. Owings:

Pursuant to a telephone call today with Ms. Angie Kim of the staff of the Securities and Exchange Commission, we understand that the staff has agreed to grant our client, Fossil, Inc., an extension until Friday, August 20, 2010 to respond to the staff’s comments set forth in its letter dated July 28, 2010.

Should any members of the staff have any questions, please contact me at the number below.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries

Direct Phone Number: (214) 651-5614

Direct Fax Number: (214) 200-0428

garrett.devries@haynesboone.com

cc:	Kosta N. Kartsotis, Fossil, Inc.

Randy Hyne, Fossil, Inc.

Mike Kovar, Fossil, Inc.